Lumos Networks Corp.

One Lumos Plaza, P.O. Box 1068

Waynesboro, Virginia 22980

October 17, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Declaration of Effectiveness of Registration Statement on Form 10

(Registration Statement No. 001-35180)

Ladies and Gentlemen:

Lumos Networks Corp., a Delaware corporation (the “Company”), hereby requests that the Registration Statement on Form 10 (Registration Statement No. 001-35180) be declared effective on October 18, 2011 at 11:00 a.m. Eastern Time, or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on October 14, 2011, the board of directors of NTELOS Holdings Corp., a Delaware corporation (“NTELOS”), took several actions in connection with the spin-off of the Company from NTELOS, including establishing the distribution ratio for the spin-off, and setting a record date of October 24, 2011 and a distribution date of October 31, 2011. NTELOS and the Company wish to commence the process of printing and mailing the information statement as soon as possible.

The Company acknowledges that:

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Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify David M. Carter at (804) 697-1253 of Troutman Sanders LLP at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

LUMOS NETWORKS CORP.

By:	/s/ Michael B. Moneymaker
Michael B. Moneymaker
President